Exhibit 12.01

COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

SOUTHWESTERN PUBLIC SERVICE COMPANY
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES
(not covered by Report of Independent Public Accountants)

	Three Months Ended	Year Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001
Earnings as defined:
Pretax income	$18,766	$100,178	$86,136	$133,634	$117,245	$201,275
Add fixed charges	$13,762	54,189	53,528	54,476	54,912	57,276
Earnings as defined	$32,528	$154,367	$139,664	$188,110	$172,157	$258,551
Fixed Charges:
Interest charges	$13,692	$54,189	$53,528	$48,304	$47,062	$49,426
Interest component of rent	$70	—	—	—	—	—
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	6,172	7,850	7,850
Total	$13,762	$54,189	$53,528	$54,476	$54,912	$57,276
Ratio of earnings to fixed charges	2.4	2.8	2.6	3.5	3.1	4.5